Exhibit 99.1

Cango Inc. Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

SHANGHAI, March 11, 2021 /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the fourth quarter and full year of 2020.

Fourth Quarter 2020 Financial and Operational Highlights

•

Total revenues were RMB1,097.4 million (US$168.2 million), a 150.2% increase from RMB438.5 million in the same period of 2019, outperforming the high end of the Company’s guidance by 46.3%. The increase was mainly driven by the increased amounts of both financing transactions the Company facilitated and car trading transactions.

•	Car trading transactions revenues were RMB546.8 million (US$83.8 million), or 49.8% of total revenues in the fourth quarter of 2020.

•	Automotive financing facilitation revenues were RMB398.1 million (US$61.0 million), a 51.8% increase from RMB262.3 million in the same period of 2019.

•

The amount of financing transactions the Company facilitated in the fourth quarter of 2020 was RMB10,822.2 million (US$1,658.6 million). The total outstanding balance of financing transactions the Company facilitated was RMB43,504.8 million (US$6,667.4 million) as of December 31, 2020.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 0.98% and 0.42%, respectively, as of December 31, 2020, compared to 1.11% and 0.53%, respectively, as of September 30, 2020.

•

The number of dealers covered by the Company was 48,487 as of December 31, 2020, compared to 46,248 as of September 30, 2020. The increase was mainly due to the expansion of 4S dealers and quality dealers in the lower-tier cities following the introduction of the Company’s competitive products.

Full Year 2020 Financial and Operational Highlights

•	Total revenues were RMB2,052.4 million (US$314.5 million), a 42.5% increase from RMB1,440.1 million in the full year of 2019.

•	Car trading transactions revenues were RMB624.8 million (US$95.8 million), or 30.4% of total revenues in the full year of 2020.

•

Automotive financing facilitation revenues were RMB891.8 million (US$136.7 million), compared to RMB913.8 million in the full year of 2019. This slight decrease was mainly due to the impact of the Covid-19 pandemic, which severely disrupted the domestic automotive industry in the first half of 2020.

•	After-market services facilitation revenues were RMB241.2 million (US$37.0 million), compared to RMB206.0 million in the full year of 2019.

•	The amount of financing transactions the Company facilitated in the full year of 2020 was RMB27,697.7 million (US$4,244.9 million).

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 0.98% and 0.42%, respectively, as of December 31, 2020, compared to 0.85% and 0.40%, respectively, as of December 31, 2019.

•	The number of dealers covered by the Company was 48,487 as of December 31, 2020, compared to 49,238 as of December 31, 2019.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “It was a remarkable year for Cango despite the challenging environment due to the Covid-19 outbreak. Fueled by our mission to make car purchases simple and enjoyable, our ongoing efforts to build a one-stop platform that empowers all parties involved in the car transaction value chain has enabled us to navigate challenges and deliver solid results. During the fourth quarter, we achieved outstanding performance across the board including our automotive financing facilitation, car trading transactions and after-market services facilitation businesses. Fourth quarter total revenues came in at RMB1,097.4 million, exceeding the high end of our previous guidance by 46.3%. Robust returns from our investment in Li Auto are already contributing to strong growth in our bottom line, and our deep insights into sector trends make us optimistic about the automotive industry’s gradual but pervasive evolution toward new energy vehicles.

“The success we achieved in 2020 stems from our industry know-how and the strong platform we have worked so hard to build over the past decade. Benefitting from our strong foothold in the lower-tier markets, we have seen great synergies across our businesses. In particular, revenues from our car trading transactions business contributed approximately 50% of total revenues in the fourth quarter, becoming an important growth driver for us. With our platform, we aim to connect all participants in the automotive transaction value chain through our closed-loop services with customer experience at the core. During the fourth quarter, we also made significant strides to enhance our service capabilities in terms of traffic generation and operation, supply chain management, as well as technological capabilities.

“Looking back over the last 10 years since Cango was founded, we have grown our business with a passion, always looking toward the future and staying true to our original aspirations even as we weathered obstacles. Moving into the next decade, we believe our vast dealership network, efficient service platform, competitive technological advantages and industry expertise give us a unique edge which will not only benefit our customers by giving them a premium experience and enhanced, comprehensive offerings, but also help accelerate growth of the auto market in China.”

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Our continuous and steady progress across businesses fueled our top line expansion in the fourth quarter. Total revenues grew to a record level of RMB1.1 billion, up 150.2% year-over-year. As we rolled out more initiatives to effectively optimize overall cost, our operating income maintained its robust growth momentum in the quarter, rising 68.6% year-over-year. With robust returns from our investment in Li Auto, we also expanded our profitability in the fourth quarter, growing net income by over 15 times to RMB1.6 billion. Looking ahead, we remain focused on executing our growth strategy and committed to investing selectively in growth opportunities across all our business lines.”

Fourth Quarter 2020 Financial Results

REVENUES

Total revenues in the fourth quarter of 2020 increased by 150.2% to RMB1,097.4 million (US$168.2 million) from RMB438.5 million in the same period of 2019. Revenues from car trading transactions in the fourth quarter of 2020 were RMB546.8 million (US$83.8 million), becoming an important revenue contributor. Revenues from automotive financing facilitation and after-market services facilitation in the fourth quarter of 2020 were RMB398.1 million (US$61.0 million) and RMB70.8 million (US$10.8 million), respectively.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the fourth quarter of 2020 were RMB899.0 million (US$137.8 million) compared to RMB320.8 million in the same period of 2019. This was mainly due to the related costs incurred by car trading transactions business. Primarily as a result of the increase in revenues from car trading transactions, sales and marketing expenses, general and administrative expenses and research and development expenses each decreased as a percentage of total revenues in the fourth quarter of 2020, compared to the same period of 2019.

•

Cost of revenue in the fourth quarter of 2020 increased to RMB723.8 million (US$110.9 million) from RMB157.2 million in the same period of 2019. As a percentage of total revenues, cost of revenue in the fourth quarter of 2020 was 66.0% compared to 35.9% in the same period of 2019, and the change was primarily due to an increase in the amount of car trading transactions. For automotive financing facilitation and after-market services facilitation, cost of revenue as a percentage of relevant revenues was around 30% in the fourth quarter of 2020.

•

Sales and marketing expenses in the fourth quarter of 2020 were RMB65.8 million (US$10.1 million) compared to RMB55.2 million in the same period of 2019. As a percentage of total revenues, sales and marketing expenses in the fourth quarter of 2020 was 6.0% compared to 12.6% in the same period of 2019.

•

General and administrative expenses in the fourth quarter of 2020 were RMB90.1 million (US$13.8 million) compared to RMB66.1 million in the same period of 2019. As a percentage of total revenues, general and administrative expenses in the fourth quarter of 2020 was 8.2% compared to 15.1% in the same period of 2019.

•

Research and development expenses in the fourth quarter of 2020 were RMB23.0 million (US$3.5 million) compared to RMB18.6 million in the same period of 2019. As a percentage of total revenues, research and development expenses in the fourth quarter of 2020 was 2.1% compared to 4.2% in the same period of 2019.

•

Net gain on risk assurance liabilities in the fourth quarter of 2020 was RMB18.8 million (US$2.9 million) compared to a net loss of RMB6.5 million in the same period of 2019. Net gain on risk assurance liabilities was mainly due to a sequential decrease in default rate since the third quarter of 2020.

INCOME FROM OPERATIONS

Income from operations in the fourth quarter of 2020 was RMB198.4 million (US$30.4 million), compared to RMB117.7 million in the same period of 2019.

FAIR VALUE CHANGE OF EQUITY INVESTMENT

Fair value change of equity investment in the fourth quarter of 2020 was a gain of RMB1,487.8 million (US$228.0 million) compared to nil in the same period of 2019. The Company’s investee, Li Auto Inc. (“Li Auto”), has been listed on the Nasdaq Global Select Market since July 30, 2020. As of December 31, 2020, Cango held 39,194,413 Class A ordinary shares of Li Auto.

NET INCOME

Net income in the fourth quarter of 2020 was RMB1,568.5 million (US$240.4 million), an increase of 1,432.1% from RMB102.4 million in the same period of 2019. Non-GAAP adjusted net income in the fourth quarter of 2020 was RMB1,588.0 million (US$243.4 million), an increase of 1,189.2% from RMB123.2 million in the same period of 2019. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (ADS) in the fourth quarter of 2020 were RMB10.48 (US$1.61) and RMB10.40 (US$1.59), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the fourth quarter of 2020 were RMB10.61 (US$1.63) and RMB10.53 (US$1.61), respectively. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of December 31, 2020, the Company had cash and cash equivalents of RMB1,426.9 million (US$218.7 million), compared to RMB1,423.3 million as of September 30, 2020.

As of December 31, 2020, the Company had short-term investments of RMB4,342.4 million (US$665.5 million), compared to RMB1,140.2 million as of September 30, 2020. The increase was mainly due to the change in fair value of the Company’s investment in Li Auto and the Company’s reclassification of such investment from long-term investments to short-term investments.

Full Year 2020 Financial Results

REVENUES

Total revenues in the full year of 2020 increased by 42.5% to RMB2,052.4 million (US$314.5 million) from RMB1,440.1 million in the full year of 2019. Revenues from car trading transactions in the full year of 2020 were RMB624.8 million (US$95.8 million). Revenues from automotive financing facilitation and after-market services facilitation in the full year of 2020 were RMB891.8 million (US$136.7 million) and RMB241.2 million (US$37.0 million), respectively.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the full year of 2020 were RMB1,734.1 million (US$265.8 million) compared to RMB1,116.8 million in the full year of 2019. This was mainly due to the related costs incurred by car trading transactions business. Primarily as a result of the increase in revenues from car trading transactions, sales and marketing expenses, general and administrative expenses and research and development expenses each decreased as a percentage of total revenues in the full year of 2020, compared to the full year of 2019.

•

Cost of revenue in the full year of 2020 increased to RMB1,098.1 million (US$168.3 million) from RMB539.3 million in the full year of 2019. As a percentage of total revenues, cost of revenue in the full year of 2020 was 53.5% compared to 37.4% in the full year of 2019, and the change was primarily due to an increase in the amount of car trading transactions. For automotive financing facilitation and after-market services facilitation, cost of revenue as a percentage of relevant revenues was around 30% in the full year of 2020.

•

Sales and marketing expenses in the full year of 2020 were RMB195.9 million (US$30.0 million) compared to RMB192.8 million in the full year of 2019. As a percentage of total revenues, sales and marketing expenses in the full year of 2020 was 9.5% compared to 13.4% in the full year of 2019.

•

General and administrative expenses in the full year of 2020 were RMB265.7 million (US$40.7 million) compared to RMB236.6 million in the full year of 2019. As a percentage of total revenues, general and administrative expenses in the full year of 2020 was 12.9% compared to 16.4% in the full year of 2019.

•

Research and development expenses in the full year of 2020 were RMB62.6 million (US$9.6 million) compared to RMB57.4 million in the full year of 2019. As a percentage of total revenues, research and development expenses in the full year of 2020 was 3.0% compared to 4.0% in the full year of 2019.

•	Net loss on risk assurance liabilities in the full year of 2020 was RMB2.3 million (US$0.3 million) compared to a net loss of RMB34.3 million in the same period of 2019.

INCOME FROM OPERATIONS

Income from operations in the full year of 2020 was RMB318.3 million (US$48.8 million), compared to RMB323.3 million in the full year of 2019. This slight decrease was mainly due to the impact of the Covid-19 pandemic, which severely disrupted the domestic automotive industry in the first half of 2020.

FAIR VALUE CHANGE OF EQUITY INVESTMENT

Fair value change of equity investment in the full year of 2020 was a gain of RMB3,315.5 million (US$508.1 million) compared to a gain of RMB41.6 million in the full year of 2019. The Company’s investee, Li Auto Inc. (“Li Auto”), has been listed on the Nasdaq Global Select Market since July 30, 2020. As of December 31, 2020, Cango held 39,194,413 Class A ordinary shares of Li Auto.

NET INCOME

Net income in the full year of 2020 was RMB3,373.4 million (US$517.0 million), an increase of 733.2% from RMB404.9 million in the full year of 2019. Non-GAAP adjusted net income in the full year of 2020 was RMB3,452.2 million (US$529.1 million), an increase of 608.7% from RMB487.1 million in the full year of 2019. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per ADS in the full year of 2020 were RMB22.43 (US$3.44) and RMB22.17 (US$3.40), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the full year of 2020 were RMB22.95 (US$3.52) and RMB22.69 (US$3.48), respectively. Each ADS represents two Class A ordinary shares of the Company.

Business Outlook

For the first quarter of 2021, the Company expects total revenues to be between RMB1,000 million and RMB1,050 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

The Company’s investment in Li Auto and the change in fair value of investment due to the price volatility of the stock may have a significant impact on the Company’s first quarter of 2021 financial results.

Conference Call Information

The Company’s management will hold a conference call on Thursday, March 11, 2021, at 8:00 P.M. Eastern Time or Friday, March 12, 2020, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272

United States Toll Free:	+1-888-346-8982

Mainland China Toll Free:	4001-201-203

Hong Kong, China Toll Free:	800-905-945

Conference ID:	Cango Inc.

The replay will be accessible through March 18, 2021, by dialing the following numbers:

International:	+1-412-317-0088

United States Toll Free:	+1-877-344-7529

Access Code:	10153000

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, car trading transactions, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,002,314,688	1,426,899,576	218,681,927
Restricted cash—current	970,993,759	9,693,008	1,485,518
Short-term investments	597,265,740	4,342,356,612	665,495,266
Accounts receivable, net	148,562,946	141,594,170	21,700,256
Finance lease receivables—current, net	1,661,082,122	2,035,397,525	311,938,318
Short-term consumer financing receivables, net	13,298,562	23,168	3,551
Financing receivables, net	9,103,522	20,105,893	3,081,363
Short-term contract asset	20,688,424	364,618,635	55,880,251
Prepayments and other current assets	117,445,282	558,360,959	85,572,561

Total current assets	5,540,755,045	8,899,049,546	1,363,839,011

Non-current assets:
Restricted cash—non-current	873,674,276	878,299,140	134,605,232
Long-term investments	547,888,818	—	—
Goodwill	145,063,857	145,063,857	22,232,009
Property and equipment, net	14,736,767	10,311,971	1,580,379
Intangible assets	44,758,242	44,887,871	6,879,367
Long-term contract asset	11,655,356	281,374,110	43,122,469
Deferred tax assets	100,667,946	170,951,082	26,199,400
Finance lease receivables—non-current, net	1,448,958,373	1,454,499,864	222,911,857
Other non-current assets	8,415,694	261,495,158	40,075,886

Total non-current assets	3,195,819,329	3,246,883,053	497,606,599

TOTAL ASSETS	8,736,574,374	12,145,932,599	1,861,445,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	1,439,749,760	355,816,940	54,531,332
Long-term debts—current	863,418,789	1,228,783,730	188,319,346
Accrued expenses and other current liabilities	278,690,234	324,734,202	49,767,695
Risk assurance liabilities	259,952,473	460,829,299	70,625,180
Income tax payable	67,308,814	87,132,455	13,353,633

Total current liabilities	2,909,120,070	2,457,296,626	376,597,186

Non-current liabilities:
Long-term debts	301,667,717	977,791,191	149,853,056
Deferred tax liability	12,329,929	330,765,029	50,691,958
Other non-current liabilities	21,796,367	4,870,616	746,455

Total non-current liabilities	335,794,013	1,313,426,836	201,291,469

Total liabilities	3,244,914,083	3,770,723,462	577,888,655

Shareholders’ equity
Ordinary shares	204,260	204,260	31,304
Treasury shares	(20,638,881)	(56,419,225)	(8,646,625)
Additional paid-in capital	4,526,344,454	4,591,455,557	703,671,350
Accumulated other comprehensive income	119,430,738	(115,386,427)	(17,683,744)
Retained earnings	852,508,968	3,955,354,972	606,184,670

Total Cango Inc.’s equity	5,477,849,539	8,375,209,137	1,283,556,955

Non-controlling interests	13,810,752	—	—

Total shareholders’ equity	5,491,660,291	8,375,209,137	1,283,556,955

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,736,574,374	12,145,932,599	1,861,445,610

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the three months ended			For the years ended
	December 31, 2019	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues	438,533,179	1,097,429,135	168,188,373	1,440,068,825	2,052,431,752	314,548,928
Loan facilitation income and other related income	262,295,288	398,055,300	61,004,644	913,836,623	891,836,601	136,679,939
Leasing income	82,418,353	79,117,567	12,125,298	300,078,043	286,079,245	43,843,562
After-market services income	89,629,125	70,763,076	10,844,916	205,998,075	241,193,243	36,964,482
Automobile trading income	2,166,064	546,810,484	83,802,373	11,414,382	624,773,721	95,750,762
Others	2,024,349	2,682,708	411,142	8,741,702	8,548,942	1,310,183
Operating cost and expenses:
Cost of revenue	157,220,585	723,834,701	110,932,521	539,267,417	1,098,120,749	168,294,368
Sales and marketing	55,183,623	65,828,565	10,088,669	192,811,348	195,893,662	30,022,017
General and administrative	66,050,217	90,084,628	13,806,073	236,551,077	265,691,411	40,718,990
Research and development	18,630,984	22,986,127	3,522,778	57,405,921	62,596,195	9,593,287
Net loss (gain) on risk assurance liabilities	6,537,857	(18,804,024)	(2,881,843)	34,257,754	2,268,180	347,614
Provision for credit losses	17,205,137	15,063,030	2,308,510	56,478,959	109,564,631	16,791,514

Total operation cost and expense	320,828,403	898,993,027	137,776,708	1,116,772,476	1,734,134,828	265,767,790

Income from operations	117,704,776	198,436,108	30,411,665	323,296,349	318,296,924	48,781,138

Interest and investment Income, net	13,305,220	12,123,098	1,857,946	96,004,567	72,806,814	11,158,132
Loss from equity method investments	—	—	—	(926,205)	—	—
Fair value change of equity investment	—	1,487,757,246	228,008,773	41,581,818	3,315,475,734	508,118,886
Interest expense	(162,691)	(508,084)	(77,867)	(13,457,818)	(2,758,629)	(422,778)
Foreign exchange gain (loss), net	3,053,854	(3,646,480)	(558,848)	5,141,112	(8,848,354)	(1,356,070)
Other income, net	2,402,484	15,333,721	2,349,996	41,300,464	49,139,337	7,530,933
Other expenses	(3,635,688)	(240,239)	(36,818)	(5,121,054)	(838,115)	(128,447)

Net income before income taxes	132,667,955	1,709,255,370	261,954,847	487,819,233	3,743,273,711	573,681,794

Income tax expenses	(30,295,127)	(140,762,635)	(21,572,818)	(82,960,493)	(369,853,650)	(56,682,552)

Net income	102,372,828	1,568,492,735	240,382,029	404,858,740	3,373,420,061	516,999,242

Less: Net income attributable to non-controlling interests	8,252,659	—	—	13,944,848	3,902,214	598,040

Net income attributable to Cango Inc.’s shareholders	94,120,169	1,568,492,735	240,382,029	390,913,892	3,369,517,847	516,401,202

Earnings per ADS attributable to ordinary shareholders:
Basic	0.62	10.48	1.61	2.59	22.43	3.44
Diluted	0.62	10.40	1.59	2.58	22.17	3.40
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	150,973,390	149,696,285	149,696,285	151,208,677	150,242,378	150,242,378
Diluted	151,231,854	150,822,105	150,822,105	151,641,830	151,955,546	151,955,546
Other comprehensive (loss) income, net of tax
Unrealized losses on available-for-sale securities	—	—	—	(146,801)	—	—

Reclassification of losses to net income	—	—	—	(276,843)	—	—

Foreign currency translation adjustment	(32,850,858)	(152,747,428)	(23,409,568)	10,401,386	(234,817,165)	(35,987,305)

Total comprehensive income	69,521,970	1,415,745,307	216,972,461	414,836,482	3,138,602,896	481,011,937

Total comprehensive income attributable to Cango Inc.’s shareholders	61,269,311	1,415,745,307	216,972,461	400,891,634	3,134,700,682	480,413,897

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	For the three months ended			For the years ended
	December 31, 2019	December 31, 2020		December 31, 2019	December 31, 2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income	102,372,828	1,568,492,735	240,382,029	404,858,740	3,373,420,061	516,999,242
Add: Share-based compensation expenses	20,805,269	19,486,068	2,986,371	82,265,990	78,754,828	12,069,705
Cost of revenue	853,017	645,296	98,896	3,372,908	3,075,317	471,313
Sales and marketing	4,431,522	3,379,241	517,891	17,522,654	16,003,486	2,452,642
General and administrative	14,438,854	14,458,117	2,215,804	57,092,589	55,590,630	8,519,636
Research and development	1,081,876	1,003,414	153,780	4,277,839	4,085,395	626,114

Non-GAAP adjusted net income	123,178,097	1,587,978,803	243,368,400	487,124,730	3,452,174,889	529,068,947

Less: Net income attributable to non-controlling interests	8,252,659	—	—	13,944,848	3,902,214	598,040
Net income attributable to Cango Inc.’s shareholders	114,925,438	1,587,978,803	243,368,400	473,179,882	3,448,272,675	528,470,907

Non-GAAP adjusted net income per ADS-basic	0.76	10.61	1.63	3.13	22.95	3.52
Non-GAAP adjusted net income per ADS-diluted	0.76	10.53	1.61	3.12	22.69	3.48
Weighted average ADS outstanding—basic	150,973,390	149,696,285	149,696,285	151,208,677	150,242,378	150,242,378
Weighted average ADS outstanding—diluted	151,231,854	150,822,105	150,822,105	151,641,830	151,955,546	151,955,546